

16014576

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VISTA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 N. CLARK STREET, SUITE 730
(No. and Street)

CHICAGO	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STACY DONAHUE — 312-324-6059
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASSETTI LLC
(Name – *if individual, state last, first, middle name*)

6611 W. NORTH AVENUE	OAK PARK	IL	60302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PETER STELIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE VISTA CAPITAL, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
LINDA PIPER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/24/19

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

Blue Vista Capital LLC

Table of Contents


Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Blue Vista Capital LLC

We have audited the accompanying statement of financial condition of **Blue Vista Capital LLC** as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of **Blue Vista Capital LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blue Vista Capital LLC** as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of **Blue Vista Capital LLC's** financial statements. The supplemental information is the responsibility of **Blue Vista Capital LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

Oak Park, IL
February 26, 2016

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

ASSETS		
Cash and Cash Equivalents	$ 53,623	
Prepaid Expense	6,023	
TOTAL CURRENT ASSETS		$ 59,646
TOTAL ASSETS		$ 59,646

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued Expenses	$ 1,833	
TOTAL CURRENT LIABILITIES		$ 1,833
MEMBERS' EQUITY		
Managing Members' Equity	57,813	
TOTAL MEMBERS' EQUITY		57,813
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 59,646

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2015

REVENUES		
Asset Management Service Fees	$ 743,720	
Real Estate Investment Advisory Fee	120,250	
TOTAL REVENUES		$ 863,970
EXPENSES		
License, Dues and Fees	8,848	
Asset Management Fees	727,720	
Insurance	1,134	
Professional Fees	23,812	
Occupancy and Administrative Expenses	100,000	
Other Expenses	232	
TOTAL EXPENSES		861,746
OPERATING INCOME		2,224
OTHER INCOME		
Dividend and Interest Income		4
NET INCOME BEFORE TAXES		2,228
Income Taxes		-
NET INCOME		$ 2,228

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2015

	Total Members' Equity
Balance at December 31, 2014	$ 55,585
Members' Contribution	-
Net Income	2,228
Members' Draw	-
Balance at December 31, 2015	$ 57,813

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2015

Subordinated Borrowings at December 31, 2014	$ -
Increases:	
Issuances of Subordinated Notes	-
Decreases:	
Payment of Subordinated Notes	-
Subordinated Borrowings at December 31, 2015	$ -

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 2,228
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in Operating Assets:		
Accounts Receivable	10,250	
Prepaid Expense	987	
Decrease in Operating Liabilities:		
Accounts Payable	(1,080)	
Accrued Expenses	(11,496)	
Total Adjustments		(1,339)
NET CASH PROVIDED BY OPERATING ACTIVITIES		889
Total Increase in Cash		889
Cash at December 31, 2014		52,734
Cash at December 31, 2015		$ 53,623

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ -
Interest Payments	$ -

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition Policy

Investment advisory fees and asset management fees are generally recognized and recorded based upon the accrual method of accounting. Those fees are fixed in nature and are thus quantifiable on a monthly basis. Success fees are fixed in nature and are thus quantifiable on a monthly basis. Success fees on equity placement transactions are recognized and recorded upon receipt of funds directly attributed to those services provided.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents.

Fixed Assets

Fixed assets typically consist of office equipment. If fixed assets are placed into service, the Company would record depreciation using tax depreciation methods over the assets' estimated useful lives of five years. Any difference between straight-line basis and tax methods is immaterial.

Income Taxes

Blue Vista Capital, LLC is a Limited Liability Company taxed as a partnership. Blue Vista Capital, LLC pays no Federal income taxes (under most circumstances), since their earnings are taxed directly to the partners. The Company's income tax returns for the years ending December 31, 2012, 2013 and 2014 are subject to examination by the taxing authorities, generally for three years after they are filed.

Statement of Cash Flows

The Company considers money market funds to be cash equivalents.

BLUE VISTA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

Year Ended December 31, 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

Accounts Receivable

Accounts receivable are carried at the contractual agreed upon amount less an estimate for doubtful receivables based on review of all outstanding amounts on a monthly basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On April 1, 2012, The Company entered into an agreement with a related party to provide professional and administrative services and furnished office space and supplies for a fee of $8,333 per month. The Company incurred professional and administrative service costs with a related party of $100,000 during the year ended December 31, 2015. The agreement expires on March 31, 2016.

On October 1, 2012, The Company entered into an agreement with an affiliated company to provide investment advisory services relating to an acquisition of specified core student housing investments involving the State of Wisconsin Investment Board ("SWIB") and reimburse the related party for all expenses. As part of this agreement, Blue Vista Capital, LLC received funds of $743,720 and paid expenses of $727,720 during 2015.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS: - CONTINUED

On January 1, 2012, The Company entered into separate investment manager agreements with five affiliated companies to oversee and manage all matters pertaining to the respective funds of each of company.

Disclosure for the funds for the year ended December 31, 2015 is as follows:

Fund	Received during 2015
Blue Atlantic Acquisition Group, LLC	$30,000
Blue Vista Sponsor Equity Fund, LLC	$250
Blue Vista Sponsor Equity Fund II, LLC	$30,000
Blue Vista Sponsor Equity Fund III, LLC	$30,000
Place/BV Student Housing Fund, LLC	$30,000

No funds were due from the investment manager at December 31, 2015.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $51,482, which was $46,482 in excess of its required net capital of $5,000. The Company has outstanding indebtedness of 1,833 as of December 31, 2015.



SUPPLEMENTAL INFORMATION

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2015

Net Capital	
Total Members' Equity	$ 57,813
Deduct: Members' Equity Not Allowable for Net Capital	-
Total Members' Equity Qualified for Net Capital	57,813
Deductions and/or charges:	
Nonallowable assets:	
Prepaid Expenses	6,023
Net Capital Before Haircuts on Securities	51,790
Haircuts on Securities pursuant to Rule 15c3-1:	
Money Market Instruments	308
NET CAPITAL	$ 51,482
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 1,833
Items Not Included in Statement of Financial Condition	
Other Unrecorded Amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 1,833
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	3.56%

Reconciliation with the Company's Computation of Net Capital

There were no differences noted between the Company's computation of net capital and the net capital computed above.

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC.

STATEMENT PURSUANT TO RULE 17a-5(d)(2)(iii)

The Company is exempt from Rule 1 5c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule for the period from January 1, 2015 through December 31,2015.

Sassetti 

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Blue Vista Capital, LLC
Chicago, Illinois

We have examined **Blue Vista Capital, LLC's** statements, included in the accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission that (1) **Blue Vista Capital, LLC's** internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) **Blue Vista Capital, LLC's** internal control over compliance was effective as of December 31, 2015; (3) **Blue Vista Capital, LLC** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that **Blue Vista Capital, LLC** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from **Blue Vista Capital, LLC's** books and records. **Blue Vista Capital, LLC's** management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing **Blue Vista Capital, LLC** with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13. Our responsibility is to express an opinion on **Blue Vista Capital, LLC's** statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether **Blue Vista Capital, LLC's** internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; **Blue Vista Capital, LLC's** complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from **Blue Vista Capital, LLC's** books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating **Blue Vista Capital, LLC's** compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from **Blue Vista Capital, LLC's** books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, **Blue Vista Capital, LLC's** statements referred to above are fairly stated, in all material respects.

Sassetti LLC

Oak Park, Illinois
February 26, 2016



SUPPLEMENTARY REPORT


Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Blue Vista Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by **Blue Vista Capital LLC**, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating **Blue Vista Capital LLC's** compliance with the applicable instructions of Form SIPC-7. **Blue Vista Capital LLC's** management is responsible for **Blue Vista Capital LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

Oak Park, IL
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/15

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stacy Donahue

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 2,160
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/15 Date Paid		(1,079.65)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,080.35
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,080.35
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,080.35	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Vista Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 2016.

Accounting Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/15 and ending 12/31/15

Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 863,974
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		863,974
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		0
2d. SIPC Net Operating Revenues		$ 863,974
2e. General Assessment @ .0025		$ 2,160

(to page 1, line 2.A.)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Blue Vista Capital LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Blue Vista Capital LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Blue Vista Capital LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **Blue Vista Capital LLC** stated that **Blue Vista Capital LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Blue Vista Capital LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Blue Vista Capital LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC
Oak Park, IL
February 26, 2016



BLUE VISTA CAPITAL MANAGEMENT LLC
353 NORTH CLARK STREET SUITE 730 CHICAGO IL 60654
T 312 578 0033 F 312 828 0139 WWW.BLUEVISTALLC.COM

Exemption Report

Blue Vista Capital LLC's Exemption Report Blue Vista Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

Blue Vista Capital LLC

I, **Peter Stelian**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________


Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Blue Vista Capital LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Blue Vista Capital LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Blue Vista Capital LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **Blue Vista Capital LLC** stated that **Blue Vista Capital LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Blue Vista Capital LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Blue Vista Capital LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC
Oak Park, IL
February 26, 2016

6611 W. North Avenue ▪ Oak Park, IL 60302 ▪ P 708.386.1433 ▪ F 708.386.0139 ▪ www.sassetti.com



BLUE VISTA CAPITAL MANAGEMENT LLC
353 NORTH CLARK STREET SUITE 730 CHICAGO, IL 60654
T 312 578.0033 F 312 828.0139 WWW BLUEVISTALLC COM

Exemption Report

Blue Vista Capital LLC's Exemption Report Blue Vista Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

Blue Vista Capital LLC

I, **Peter Stelian**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

